Mail Stop 3561

         February 10, 2006

Mr. Bruce Bendell
Acting Chief Financial Officer
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, NY   11101

Re: The Major Automotive Companies, Inc.
 Form 10-K for the year ended December 31, 2004
 Forms 10-Q for the periods ended March 31, June 30
   and September 30, 2005
 File No. 000-29182

Dear Mr. Bendell:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

         Sincerely,

         Michael Moran
         Branch Chief